REG TECHNOLOGIES INC.
Suite 240 – 1170 Hammersmith Way
Richmond, BC V7A 5E9
Tel: 604.278-5996
Fax: 604.278.3409

October 28, 2011

MANAGEMENT DISCUSSION & ANALYSIS

This annual management report of Reg Technologies Inc. (“Reg” or the “Company”) is an addition and supplement to the unaudited consolidated financial statements for the three months ended July 31, 2011 and 2010, and should be read in conjunction with those statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”). This management report presents the views of Management on current Company activities and on the annual financial results, as well as a preview of activities during the coming fiscal year.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A using the terms “may”, “expects to”, “projects”, “estimates”, “plans”, and other terms denoting future possibilities, including our expectations and objectives, are forward-looking statements in respect to various issues including upcoming events based upon current expectations, which involve risks and uncertainties that could cause actual outcomes and results to differ materially. These statements reflect the current views of management with respect to future events and are subject to risks, uncertainties and other factors. Our actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in our financial statements, Management’s Discussion & Analysis and Material Change Reports filed with the Canadian Securities Administrators. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that we will derive therefrom.

All subsequent forward-looking statements, whether written or oral, attributable to our company or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

Overview

We are a development stage company engaged in the business of developing and commercially exploiting an improved axial vane-type rotary engine known as the RadMax™ rotary technology (the “Technology” or the “RadMax Engine”), used in the design of lightweight and high efficiency engines, compressors and pumps. Since no marketable product has yet been developed, we have not received any revenues from operations.

In July, 2010 we incorporated our 80% owned subsidiary Minewest Gold and Silver Corp. Inc. (“Minewest”), a private company incorporated in British Columbia for the purpose of acquiring and exploring mineral properties. During the year ended April 30, 2011, we transferred to Minewest our 100% ownership in our undivided 50% interest subject to a 5% net smelter return in 33 mining claims (the “Silverknife Property”) in the Tootsee River area of the province of British Columbia for cash payment of $25,000 and issuance of 8,000,000 common shares of Minewest. Effective December 15, 2010 Minewest purchased 100% of Rapitan Resources Inc.’s ownership in 25% interest of the Silverknife Property for cash payment of $10,000 and issuance of 2,0000,000 common shares of Minewest.

The Company is planning on a distribution of its holdings of common shares of Minewest to its shareholders on a 7 to 1 basis – for every seven shares of the Company the shareholder will receive one share of Minewest, for which we are holding a special shareholder meeting on November 16, 2011, where we will also consider an ordinary resolution to the increase of the Company’s authorized common voting share capital from 50,000,000 common shares to an unlimited number of common shares.

We are a reporting issuer in British Columbia and Alberta and trade on the TSX Venture Exchange (the (“TSX.V”) under the symbol “RRE”. We are also listed on the OTC BB under the symbol “REGRF”.

The RadMax™ Rotary Technology

The worldwide marketing and intellectual rights to the Technology, other than in the US, are held by us and REGI owns the US marketing and intellectual rights. We own 28.75 million shares of REGI, representing an 11.75% interest. We have a project cost sharing agreement with REGI whereby we each fund 50% of the costs of developing the Technology.

Based upon testing work performed by independent organizations on prototype models, we believe that the RadMax Engine holds significant potential in a number of other applications ranging from small stationary equipment to automobiles and aircraft. In additional to its potential use as an internal combustion engine, the RadMax Engine design is being employed in the development of several types of compressors, pumps, expanders and other applications. The mechanism can be scaled to match virtually any size requirement.

To date, several prototypes of the RadMax Engine have been tested and additional development and testing work is continuing. We believe that such development and testing will continue until a commercially feasible design is perfected. There is no assurance at this time, however, that such a commercially feasible design will ever be perfected, or if it is, that it will become profitable. If a commercially feasible design is perfected, we do, however, expect to derive revenues from licensing the Technology, regardless of whether actual commercial production is ever achieved. There is no assurance at this time, however, that revenues will ever be received from licensing the Technology, even if it does prove to be commercially feasible.

Based on the market potential, we believe the RadMax Engine is well suited for application to internal combustion engines, pumps, compressors and expansion engines.

The RadMax Engine must be technologically superior to other engines that competitors offer and must have a competitive price/performance ratio to adequately penetrate its potential markets. A number of rotary engines have been designed over the past 80 years but only one, the Wankel, has been able to achieve mechanical practicality and any significant market acceptance.

We have tested the RadMax Engine technology for interested customers. To date, we have granted an option for a license for certain applications to a Fortune 1000 company, which has evaluated the RadMaxEngine design and assisted in the development and testing at no cost to us. On December 31, 2010 the option agreement expired without being exercise.

RadMax™ Engine

Based on a review of published industry literature by our thermodymanics engineer, Dr. Allen MacKnight, PhD., we believe that the RadMax Engine could achieve improved fuel consumption when compared to gasoline and turbine engines. Specifically, a given volume of diesel fuel contains approximately 30% more energy that the same volume of gasoline and diesel engines consume approximately 0.4 pounds of fuel for every horsepower hour. As a point of reference, all turbine engines consume approximately 0.8 pounds of fuel for every horsepower hour.

To bring the RadMax Engine from concept to reality, a number of milestones, or steps, are required for ultimate qualification. These start with concept drawings and presentations, and lead to testing by independent agencies to validate the emissions, horsepower, and other critical metrics.

Together with REGI, we have been working with a Fortune 1000 company since April 2008 in evaluating and considering technical solutions in developing the RadMax Engine application based on a specification of its industry partner. Under the terms of a confidentiality agreement, we are prohibited from publishing the name of the partner or discussing the partner’s specific application.

The agreement gives the Fortune 1000 company an option for 90 days after the completion of the evaluation period to enter into a letter of intent for exclusive commercial and military markets. They have a period of 12 months after completion of the evaluation period to enter into a letter of intent for a nonexclusive license for the RadMax Engine for certain commercial and military markets. This agreement expired on December 31, 2010.

We retained Belcan Engineering Services of Phoenix, AZ to review the Fortune 1000 diesel engine design before production of the prototype, which review was to help to ensure a streamlined and timely fabrication process. Following the design review, the next step will be to fabricate RadMax Engine parts and assemblies, validate assembly operations, and conduct component, assembly, and system tests. After multiple technical meetings with Belcan Engineering Services, the following results have been accomplished:

- familiarization with the RadMax Engine baseline design, including mechanical operation, friction;
- contributors and sealing approach;
- shared understanding of the vane actuation system;
- determination of vane loads in compressor and engine applications;
- preliminary evaluation of thermodynamics and determination of potential hot spots;
- evaluation of compression ratio, and recommendations for design modifications; and
- assessment of all bearings - main bearings which control all rotating components, linear bearings which control the vane actuators, and journal bearings which facilitate wheel operations on the fixed stators.

Belcan’s technical assignment was to optimize the design of the diesel engine application which comprises the vanes, push rods, and a lift block that interface with a stator. The review of the RadMax Engine thermodynamics and vane-actuation systems were performed first. All recommendations resulting from these reviews were evaluated and changes into the RadMax Engine baseline were incorporated as appropriate.

The design review covered thermodynamic engineering work, material selections, sealing solutions, component geometry, mechanical integration, operating limitations and a vital assembly review.

The resultant thermodynamics report included recommendations for RadMax Engine materials, thicknesses, tolerances, and coatings. One specific recommendation is to fabricate the cam using lighter weight materials to take advantage of its improved thermal conductivity.

In June 2010, REGI met with representatives of the Fortune 1000 company and conducted a review of the engine analysis, design, and fabrication plans. At the completion of the review, we announced that the design review indicates the acceptance of the demonstration RadMax Engine, subject to a few minor action items that have since been resolved. The objective of the review was to obtain approval to commence fabrication of the demonstration diesel engine. A revised drawing package and computer models of the updated components were submitted to the Fortune 1000 Company for final review.

On August 12, 2010, following two years of technical assessments and design reviews, the engineering team confirmed that the RadMax Engine engineering drawings were complete, additional technical reviews were not necessary and we would proceed with building the RadMax demonstration prototype. Commercial item procurement, parts fabrication and preparation for prototype testing are underway. Our target is to complete prototype fabrication and start initial testing early 2011 after completion of our planned financing. This event represents the completion of another significant milestone.

After completion of our Request for Proposals to three pre-qualified bidders to provide a fixed-price quotation we selected Path Technologies Inc. (“Path Tech”), of Painesville, Ohio, to fabricate the prototype RadMax Engine. Upon the commencement of the fabrication stage, we will integrate those parts, along with other commercial items (fuel injection, for example) to produce the prototype engine.

In February, 2011, we paid Path Technologies for the purchase order to commence fabrication to complete the cam and actuator for the RadMax™ demonstration diesel engine model.

On March 8, 2011 we provided a fabrication progress report of the RadMax™ assembly via news release, reporting the initial fabrication progress is as follows:

- All specified material has been ordered
- All connecting tubes have been final machined to their outside and inside geometric tolerances
- The connecting tubes have been masked for subcontracted flame spray plating services
-  Each of the 24 vane blocks have been trued, which means three axis sides are perfectly parallel to their opposite sides and perpendicular to each other
- The outside dimensions of the vane portion has been fabricated in a wire EDM Process

Following completion of the vanes, flame spray plating of the connecting tubes, fabrication of the apex seals, wheel assemblies, and attaching parts, the actuator components will be ready for sub component testing.

Next components planned for fabrication are the cam assemblies, rotor assemblies, stator assemblies, and enclosure assemblies. Following each of these fabrications the components will be tested. Upon successful testing of the components the entire RadMax™ engine will be prepared for friction testing, lubrication flow testing, cooling flow testing, and compression testing.

Upon successful completion of the entirety of tests performed on the RadMax™ engine, fuel and engine certification tests will be conducted by an independent recognized facility.

During May, 2011 we received our second fabrication progress report for the prototype RadMax™ Diesel Engine whereby we estimated that approximately one-third of all fabrication work was complete. The fabrication progress in May was as follows:

-  The Rotors have completed their first-pass rough turning process within .030-inch of final. As of this report, the following Rotor fabrication operations have been completed: Outer surface, Neck, Driveshaft Slot, and Combustion Chamber.
-  The Cams have completed their initial rough turning passes. The reason for the two pass turning process is because the metal “moves” (stretches or deforms) after the machining process. To maintain our high-tolerance requirements, the two-passes are required.
-  Fabrication of the 24 Vane-Actuator assemblies is complete. This includes completion of the Vanes, Connecting Tubes, Axles, Wheels, Wrist Pins, and integration with commercial wheel bearings.

During August, 2011 we had successful transfer directly from 3D cad model to CNC machine code for the prototype RadMax™ Diesel Engine.

This was a significant event, as we proved our capability to go from 3D computer models of the cam surface to deriving the cutter path for the CNC milling center and fabricating the complex cam surface. Consultants at Path Technologies believe that 95% of the fabrication of the parts is estimated to be completed by early September 2011. In prior technological stages, machine readable flat files comprised of many thousands of points with x, y, and z coordinates were required to be loaded into CNC machines with the process verified with human-entered corrections and multiple test pieces fabricated before a final prototype product was achieved.

This successful transfer applies directly to the RadMax cam and stator surfaces; both of which are implementations of complex transcendental formulas.

A detailed thermodynamic analysis of the patented RadMax engine was performed last year in conjunction with Belcan Engineering Services. As a result, the cam is fabricated from lightweight aircraft Aluminum and weighs approximately 12 pounds. This is in sharp contrast to earlier implementations in steel that weighed more than 50 pounds each. This capability is one of the major contributing factors to RadMax engine weight reduction, which naturally leads to enhanced fuel economy in every application.

On September 29, 2011 we announced that they have integrated a rotary union into the RadMax™ fabrication process, to reduce temperature in the RadMax™ demonstration model. This device allows us to provide continuous high-pressure lubrication and cooling oil to moving and rotating parts of RadMax, thus allowing the engine to operate at a lower temperature. Oil is injected by this device into a hollow driveshaft, with exit ports inside the rotor. This in turn allows us to use lighter components made from Aluminum which further reduces the weight of the engine.

RadMax™ Pump

We actively pursued the development of the RadMax™ Pump from early 2007 until March 2008. From September 2007 until March 2008, we worked with an industry partner in the water pump industry. The partner evaluated the pump as a potential new product offering as part of its fire engine chemical dispersant product line. The evaluation and test period ended when the partner had a change in its senior management and their leading advocate left the company. Until there is further interest established in the RadMax™ Pump by an end user, no further work is anticipated.

RadMax Compressor

We then focused our technical resources on validating the seals for a compressor application, leading towards the technology incorporation in the RadMax Engine.

In February 2009 the pump was set up in our Richmond, B.C. laboratory, for demonstration to interested parties. It is a fully functional prototype capable of pumping twice its internal volume every revolution. Future development would take the form of customization based on interest from another industry partner. Commercialization requires tooling to significantly reduce the cost of the pump in a production environment.

We actively pursued the development of high pressure metal seals using the RadMax™ Compressor from July 2007 until September 2007. The technical concept of high pressure metal seals was validated in a prototype compressor test bed that was fabricated from residual hardware. There was no immediate interest by an industry partner to enter intoa joint development of the RadMax™ Compressor. Until there is further interest established in the RadMax™ Compressor by an end user, no further work will be conducted.

The Silverknife Property

The Silverknife property represents a zone of known Ag-Zn-Pb mineralization distal to, and stratigraphically lower than the Silvertip deposit and more proximate to the Cassiar Batholith (a potential mineralizing heat source in the district). Paul D. Gray, P.Geo., author of the 43-101 report on the Silverknife property, believes the most relevant targets for mineral exploration on the Silverknife Property are associated chimney-type feeder systems and mantos related to the Silvertip mineralizing event.

To date, there has been insufficient exploration work conducted to adequately define these potential targets and it is uncertain if such targets will be discovered. However, the fact the mineralization has been identified and overlaps onto the Silvertip property is a compelling reason to explore for additional zones of mineralization on the Silverknife Property.

In 1983, the Silverknife Property was staked and from 1984-1988 Reg Resources Corp. and Chevron Minerals Inc. a staged series of mineral exploration programs were conducted. Geochemistry and geophysics were the primary initial (1983-1985) exploration tools applied to Property, and following on a number of anomalies discovered in 1985 a 30 hole diamond drill program was completed. Based on this first phase drilling, a “Discovery Zone” of silver-zinclead mineralization was uncovered.

Overall Performance

We are a technology development and mineral exploration company engaged in developing and commercially exploiting an improved axial vane type rotary engine. Our subsidiary Minewest is engaged in the acquisition and exploration of mineral properties. Our expenditures are incurred on research and development of our technology, as well as acquiring mineral properties and carrying out exploration work. We do not have any producing mineral properties at this time, and our technologies are not yet commercially viable. The recoverability of amounts shown for investments, mineral properties, and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the exploration, the profitability of future production or our ability to dispose of those assets on a profitable basis. Our ongoing operation is dependent upon cash flow from loans and equity financing.

Results of Operations

We incurred a net loss of $145,292 for the three months ended July 31, 2011, compared to a net loss of $61,898 for the three months ended July 31, 2010.

The increase was largely due to the additional expenses incurred in our current period by our new subsidiary incorporated at the end of first quarter of 2011, as well as costs resulting from our planned special shareholder meeting: shareholder communication increased from $12,642 in 2011 to $17,195 in 2012; consulting fees increased from $3,787 in 2011 to $7,486 in 2012; management and director fees increased from $13,050 to $26,012; office and related costs increased from $5,763 to $6,572; rent and utility increased from $1,677 in 2011 to $1,818 in 2012; transfer agent and filing fees increased from $3,798 in 2011 to $10,756 in 2012; we had travel and promotion of $745 in the current period but we did not incur such costs in 2010. Our administrative wages and benefits increased from $6,870 in 2011 to $10,169 in 2012 due to severance payment made to an employee in our continuing effort to streamline our operations. Our research and development costs increased from $33,957 in 2011 to $59,147 in 2012 due to our engagement of Path Technologies Inc. to fabricate the prototype RadMax Engine in the current period which was absent in the first quarter of 2011.

In 2011 we had unrealized gain of $37,745 on financial instrument – the warrants issued with the sale of our REGI shares; in the current period we had the same gain of $19,713 on the warrants. The amounts are determined using Black-Scholes option pricing model.

Summary of Quarterly Results

The following is a summary of our financial results of eight of our most recently completed quarters:

	Three	Three	Three	Three	Three	Three	Three	Three
	months	months	months	months	months	months	Months	Months
	ended	ended	ended	ended	ended	ended	ended	ended
Description
	July.31,	Apr.30,	Jan.31,	Oct. 31,	July 31,	April 30,	Jan. 31,	Oct. 31,
	2011	2011	2011	2010	2010	2010	2010	2009
	$	$	$	$	$	$	$	$
Net Revenues	0	0	0	0	0	0	0	0
Income or loss before other items
Total	(165,005)	(192,754)	(117,920)	(92,486)	(99,643)	(177,367)	(185,081)	(167,292)
Per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)	(0.004)	(0.006)
Net loss for
period
Total	(141,378)	(64,049)	(117,920)	(23,502)	(61,898)	(113,407)	(105,852)	(157,669)
Per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.02)	(0.00)	(0.01)

Result of operation of last quarter of 2011

We incurred a net loss of $64,049 for the three months ended April 30, 2011 (“2011”) , compared to a net loss of $113,407 for the three months ended April 30, 2010 (“2010”).

In the last quarter of 2011 based on professional recommendation we recorded income tax recovery for Rand Energy which Rand Energy is not liable, which was absent in 2010.

During the last quarter of 2011 we recorded gain of $63,424 on sale of our REGI shares, compared to $131,853 recorded in 2010 on sale of REGI shares as a result of reduced number of REGI shares we sold in 2011. Our gain on expiration and modification of financial instrument liability, i.e. the warrants attached to the REGI shares we sold increased from $6,971 in 2010 to $126,404 in 2011 because significant number of warrants expired in 2011.

General and administrative expenses decreased from 2010 to 2011 when we faced the difficulties in the financing market resulting from the weakened world economy. Most significant difference were cost of shareholder communication reduced from $82,026 in 2010 to $22,418 in 2011 when the Management was resorting to more efficient communications. Research and development costs decreased from $129,202 in 2010 to $42,660 due to the fact that we required less labour hours on the research in 2011. We incurred interest expense of $3,895 on convertible debenture issued in 2011, which was absent in 2010.

Liquidity and Capital Resources

As of July 31, 2011 we had a cash position of $49,172, compared to $88,684 at April 30, 2011, representing a decrease of $39,512. As at July 31, 2011 we had a working capital of $899,909 compared to working capital of $678,684 at April 30, 2011.

During the current quarter Minewest raised $20,000 for subscriptions for Minewest common shares, and Reg Tech raised $299,389 from sale of Reg Tech private placement units.

During the current quarter we paid $7,700 for reclamation bond for our Silverknife property, in additional to the geological consulting fees incurred on the property.

We are owed $951,041 by REGI, includes REGI’s 50% share of recent project costs for the RadMax Engine pursuant to the project cost sharing agreement. REGI currently lacks the liquidity to fund its share of the costs.

We are still in the development stage of our business and expect to continue with research and development activities and mineral exploration activities for the near future. We do not expect to generate significant revenues in the near future and will have to continue to rely upon the sale of equity securities to raise capital or shareholder loans. Fluctuations in our share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

We have no funding commitments or arrangements for additional financing at this time and there is no assurance that we will be able to obtain any additional financing on terms acceptable to us, if at all. Any additional funds raised will be used for general and administrative expenses, and to continue with our research and development activities. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

We estimate that we will require approximately $350,000 to fund our general and administrative expenses for the next twelve months. We will also require approximately $250,000 to fund our share of the costs for the RadMax Engine, being the master design integrator, prototype fabrication and labour expense. The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Since its incorporation, the Company has financed its operations almost exclusively through the sale of its common shares to investors and by borrowing from related parties. The Company expects to finance operations through the sale of equity in the foreseeable future as it generates limited revenue from business operations. There is no guarantee that the Company will be successful in arranging financing on acceptable terms. To a significant extent, the Company’s ability to raise capital is affected by trends and uncertainties beyond its control. These include the market prices for base and precious metals and results from the Company’s exploration program. The Company’s ability to attain its business objectives may be significantly impaired if the technologies cannot be commercialized or prices for metals fall or if results from exploration programs on its properties are unsuccessful.

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its mineral claims and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. As the Company is not earning significant revenues from operations, its principal source of funds is from the issuance of common shares.

Transactions with Related Parties

At July 31, 2011, the Company is owed an aggregate of $11,790 (April 30, 2011 - $8,490) by related parties and owed an aggregate of $47,327 (April 30, 2011 - $218,878) to related parties.  The amounts

owed are unsecured, non-interest bearing and due on demand.   These parties are companies that the President of the Company controls or significantly influences.

-	During the three month period ended July 31, 2011, rent of $1,818 (2011 - $1,677) incurred with a company having common officers and directors.

-	During the three month period ended July 31, 2011, management fees of $7,500 (2011 -$7,500) were paid to a company having common officers and directors.

-	During the three month period ended July 31, 2011, research and development costs of $18,750 (2010 - $18,750) were paid to a company having common officers and directors.

-
During the three month period ended July 31, 2010, administrative and management fees, included in miscellaneous office expenses, of $1,712 (2011 - $4,470) and directors’ fees of $3,000 (2011 - $3,000) were paid to officers, directors and companies controlled by officers and directors for services rendered.

The above transactions were in the normal course of operations and are recorded at their exchange amounts.

Financial Instruments & Other Instruments

Foreign exchange risk

The Company is primarily exposed to currency fluctuations relative to the Canadian dollar through expenditures that are denominated in US dollars. Also, the Company is exposed to the impact of currency fluctuations on its monetary assets and liabilities.

The operating results and the financial position of the Company are reported in Canadian dollars. Fluctuations in exchange rates will, consequently, have an impact upon the reported operations of the Company and may affect the value of the Company’s assets and liabilities.

The Company currently does not enter into financial instruments to manage foreign exchange risk.

The Company is exposed to foreign currency risk through the following financial assets and liabilities that are denominated in United States dollars:

		Advances to
		Equity
		Accounted	Accounts
July 31, 2011	Cash	Investee	Payable
	$17,120	$604,869	$15,947

At July 31, 2011 with other variables unchanged, a +/-10% change in exchange rates would increase/decrease pre-tax loss by approximately +/- $60,370.

Interest rate and credit risk

The Company has minimal cash balances and no interest-bearing debt. The Company has no significant concentrations of credit risk arising from operations. The Company's current policy is to invest any significant excess cash in investment-grade short-term deposit certificates issued by reputable financial institutions with which it keeps its bank accounts and management believes the risk of loss to be remote. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

Receivables consist of goods and services tax due from the Federal Government. Management believes that the credit risk concentration with respect to receivables is remote.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage.

Fair Value Measurement

The Company follows a three-level hierarchy for fair value measurements based upon the significance of inputs used in making fair value measurements as follows:

- Level 1 - quoted prices in active markets for identical assets or liabilities.
-  Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices).
- Level 3 - inputs for the asset or liability that are not based on observable market data.

At July 31, 2011, all of the financial instruments measured at fair value are included in Level 1 except financial instrument liability and convertible debts, which are in Level 2.

Significant Recent Developments

Spin Off of 50% Interest in Silverknife Claims to Subsidiary

On August 9th, 2010 we announced that we intended to spin off our 50% interest in the Silverknife claims, located in Liard Mining Division, BC, to a newly created subsidiary, Minewest Silver and Gold Inc. (“Minewest”). Minewest will prepare a geological report on the Silverknife claims. Pursuant to an agreement between our company and Minewest we will perform a $150,000 work program in the first year and a $250,000 work program in the second year. As consideration for the 50% interest in the Silverknife claims, Minewest will issue up to 8,000,000 common shares to our company and we will retain a 5% net profit return. We plan to distribute the Minewest shares to our shareholders on a 7 to 1 basis as of a record date of August 27th, 2010.

We advised that negotiations were underway to acquire the additional 50% interest in the Silverknife claims. Minewest intends to raise $250,000, of which $150,000 will be flow-through shares to be spent on exploration, including drilling the known silver, lead and zinc targets, which were identified in a 3,000 foot drilling program completed in 1985.

Subsequently, we announced that we were extending the record date and distribution of the Minewest shares as a result of a letter received from Barry Price, who is associated with Rapitan Resources Inc. (“Rapitan”), one of the optionors of the Silverknife claims. In his letter Mr. Price alleges that we do not hold an interest in the claims because the work required to earn the interest was not completed by January 1, 1985. However, we assert that an amended agreement was signed by all parties extending the completion of the work program to January 1, 1986, which work program was completed before that date.

On December 21, 2010, we announced that we signed an agreement dated December 16, 2010 with Rapitan, wherein both parties confirm that there are no further disputes regarding ownership of Silverknife claims 1 and 2 and Rapitan sold its 25% interest in the Silverknife property to Minewest, who will consequently own 70% work interest in the Silvernife Claims 1 and 2, subject to a 10% net smelter return.

In February, 2011 we completed our 43-101 report which result was announced in our news release. A proposed Phase I exploration program consisting of a desk study followed by a series of on-the-ground Property boundary and drill collar location surveys, followed by geophysics and diamond drilling with a recommended budget of $358,700 is recommended for the Silverknife Property.

On February 15, 2011 our directors declared a distribution of Minewest Silver & Gold Inc. shares on a 7 to 1 basis as of the previous record date February 15, 2011 to be extended to February 28th, 2011. We are holding a special shareholder meeting on November 16, 2011 to obtain shareholder approval to complete the transaction.

Share Capital

Our authorized capital consists of 65,000,000 shares, consisting of 50,000,000 common shares without par value, 10,000,000 preferred shares with a par value of $1.00 per share and 5,000,000 Class "A" non-voting shares without par value. Of the 50,000,000 common shares without par value, 32,768,418 shares (excluding the 217,422 shares owned by Rand) were outstanding as of the date of this report. There are no Preferred or Class "A" Shares currently outstanding.

During the three months ended July 31, 2011, we issued 2,043,300 units of private placement at $0.15 per unit for proceeds of $306,495.

The following is a summary of the stock options and share purchase warrants outstanding as at July 31, 2011:

Stock options:
Expiry Date	Exercise	Number	Remaining
	price	of options	contractual life
		$	(years)
August 1, 2013	0.40	350,000	2.21
April 22, 2014	0.21	375,000	2.73
April 19, 2015	0.21	50,000	3.72
October 21, 2015	0.14	750,000	4.23
Options Outstanding		1,525,000
Options Exercisable		381,070

Share purchase warrants:
Expiry Date	Exercise price $	Number of warrants
September 24, 2011 February 24, 2012 June 9, 2012 Warrants Outstanding	0.20 0.20 0.20	1,355,000 1,894,333 1,063,300
4,312,633

Critical Accounting Policies

The critical accounting policies of the Company are outlined in our unaudited consolidated financial statements for the three months ended July 31, 2011 and our audited consolidated financial statements for the year ended April 30, 2011. Accounting policies are critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on reported results or financial position.

New standards and interpretations

A number of new standards, and amendments to standards and interpretations, are not yet effective for the quarter ended July 31, 2011, and have not been applied in preparing these unaudited interim consolidated financial statements. The following standards and interpretations have been issued by the International Accounting Standards Board and the International Financial Reporting Interpretations Committees with effective dates relating to the annual accounting periods starting on or after the effective dates as follows:

International
Accounting
Standards	Effective Date

IAS 12 – Income Taxes
In December 2010, IAS 12 Income Taxes was amended to introduce an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC 21, ‘Income taxes – recovery of revalued non-depreciable assets’, will no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC 21, which is withdraw.
January 1, 2012

IFRS 7 - Financial Instruments: Disclosures
In October 2010, IFRS 7 Financial Instruments: Disclosures was amended to provide additional disclosure on the transfer of financial assets including the possible effects of any residual risks that the transferring entity retains.
July 1, 2011

International
Accounting
Standards	Effective Date
IFRS 9 - Financial Instruments
In November 2009, as part of the International Accounting Standards (IASB) project to replace International Accounting Standard (IAS) 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments, that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.
January 1, 2013

IFRS 11 - Joint Arrangements
IFRS 11 requires a venture to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities – Non- monetary Contributions.
January 1, 2013

IFRS 12 - Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles, and off balance sheet vehicles. The standard carries forward existing disclosures and also Introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.
January 1, 2013

IFRS 13 - Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.
January 1, 2013

IFRS 27 - Separate Financial Statements
As a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.
January 1, 2013

International
Accounting
Standards	Effective Date
IFRS 28 - Investments in Associates and Joint Ventures
As a consequence of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended and will provided the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.
January 1, 2013

The extent of the impact of adoption of these standards and interpretations on the consolidated financial statements of the Corporation has not been determined.

Subsequent Events

Convertible Debenture

On June 1, 2011, the convertible debenture for total principal of $20,000 matured and was not paid. The debenture boar interests at 8% per annum payable monthly, was unsecured and due one year from date of issuance. The unpaid amount of principal can be converted at any time at the holder’s option into shares of the Company’s common stock at a price of $0.20 per share.

Warrants and options expired

On September 24, 2011, 1,355,000 warrants of the Company exercisable at $0.20 per share into the Company’s common stock have expired, unexercised.

During October, 2011, 50,000 options exercisable at $0.40 per share into the Company’s common stock have been forfeited, unexercised.

Private placement

Reg Tech received $30,000 as subscriptions for 200,000 private placement units at $0.15 per unit, each private placement unit consisting one common share and one share purchase warrant entitling the holder to purchase one additional share of common stock at a price of $0.20 per share for one year.

Minewest received $20,000 as subscriptions for 100,000 common shares of Minewest at a price of $0.20 per share.

Directors and Officers

Our Board of Directors is as follows:

John Robertson
Suzanne Robertson
James Vandeberg
Robert Grisar
Suzan El-Khatib
Our officers are:
John Robertson	President, Chief Executive Officer and Corporate Secretary
James Vandeberg	Chief Financial Officer

Approval

Our Board of Directors have approved the disclosures in this MD&A.   A copy of this MD&A will be provided to anyone who requests it.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Additional Information

Additional information relating to our company is available on SEDAR at www.sedar.com.